Exhibit 12.1

SunTrust Banks, Inc. Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31
(Dollars in millions)	2017	2016	2015	2014	2013
Ratio 1 - Including interest on deposits
Earnings:
Income before income taxes, less portion attributable to noncontrolling interest [1]	$2,805	$2,683	$2,697	$2,267	$1,666
Fixed charges	840	643	588	633	626
Total earnings	$3,645	$3,326	$3,285	$2,900	$2,292
Fixed charges:
Interest on deposits	$404	$259	$219	$235	$291
Interest on funds purchased and securities sold under agreements to repurchase	28	11	5	4	4
Interest on other short-term borrowings	8	3	3	14	13
Interest on trading liabilities	26	24	22	21	17
Interest on long-term debt	288	260	252	270	210
Portion of rents representative of the interest factor of rental expense	86	86	87	89	91
Total fixed charges	840	643	588	633	626
Preferred stock dividend requirements	116	94	90	53	46
Fixed charges and preferred stock dividends	$956	$737	$678	$686	$672

Ratio of earnings to fixed charges	4.34x	5.17x	5.59x	4.58x	3.66x
Ratio of earnings to fixed charges and preferred stock dividends	3.81x	4.51x	4.85x	4.23x	3.41x

Ratio 2 - Excluding interest on deposits
Earnings, excluding interest on deposits:
Income before income taxes, less portion attributable to noncontrolling interest [1]	$2,805	$2,683	$2,697	$2,267	$1,666
Fixed charges, excluding interest on deposits	436	384	369	398	335
Total earnings, excluding interest on deposits	$3,241	$3,067	$3,066	$2,665	$2,001
Fixed charges, excluding interest on deposits:
Interest on funds purchased and securities sold under agreements to repurchase	$28	$11	$5	$4	$4
Interest on other short-term borrowings	8	3	3	14	13
Interest on trading liabilities	26	24	22	21	17
Interest on long-term debt	288	260	252	270	210
Portion of rents representative of the interest factor of rental expense	86	86	87	89	91
Total fixed charges, excluding interest on deposits	436	384	369	398	335
Preferred stock dividend requirements	116	94	90	53	46
Fixed charges, excluding interest on deposits, and preferred stock dividends	$552	$478	$459	$451	$381

Ratio of earnings to fixed charges, excluding interest on deposits	7.44x	7.99x	8.31x	6.70x	5.97x
Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits	5.88x	6.42x	6.68x	5.91x	5.25x
1 Amortization expense related to qualified affordable housing investment costs is recognized in Provision for income taxes for all periods presented as allowed by an accounting standard adopted in 2014. Prior to 2014, these amounts were recognized in Other noninterest expense, and therefore, for comparative purposes, $49 million of amortization expense was reclassified to Provision for income taxes for the year ended December 31, 2013.